Mail Stop 6010

February 23, 2009

Douglas A. Gaudet
President and Chief Executive Officer
Penn Millers Holding Corporation
72 North Franklin Street
P.O. Box P
Wilkes-Barre, PA 18773

> **Re:** **Penn Millers Holding Corporation**
> **Registration Statement on Form S-1**
> **Filed January 26, 2009**
> **File No. 333-156936**

Dear Mr. Gaudet:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial statements as required by Rule 3-12 of Regulation S-X.

2. We note that this registration statement seeks to register 2,932,500 shares of common stock. Throughout the prospectus that you state that you plan to conduct a minimum-maximum offering, with a minimum of 1,950,750 shares, and a maximum of 2,639,250 shares, and an 'adjusted maximum' based on your company's ESOP having the right to purchase shares in the offering in an amount equal to 10% of the shares sold in the offering. You refer to this adjusted maximum throughout the prospectus as the same 2,932,500 shares that you seek to register. However, assuming the pre-ESOP maximum of 2,639,250 shares is reached, then 10% of that amount would be 263,925 shares the ESOP is eligible to purchase, which, when combined with the 2,639,250 maximum, equals only 2,903,175 shares. Please reconcile the difference in the amounts. Additionally, tell us when and how you expect to register the additional shares.

3. We note that you need the approval of the Pennsylvania Insurance Commissioner. Additionally, we note your statement on page 105 that you expect to receive this approval within the next sixty days. On page 10 you state that you expect to obtain this approval either before or immediately after the completion of this offering. Please provide the basis for your belief that you will receive this approval. Additionally, clarify how you can complete the offering without this approval and whether the funds will be returned from escrow if you do not receive the approval.

4. We note that there are circumstances where you may extend your offering or revise your offering to reflect an updated valuation. Please note, if you make any of the following types of changes, such changes would constitute a new offering:

   - Extend the offering;
   - Change the offering price;
   - Change the minimum purchase required of an individual investor;
   - Sell sufficient securities to affiliates or to the underwriter to meet the minimum;
   - Change the amount of proceeds necessary to break escrow;
   - Extend the date by which escrow must be broken if the minimum proceeds are not received; or
   - Change the application of proceeds.

   In such instances, the new offering may be made by post-effective amendment. The post effective amendment would require a complete update of the information in the registration statement, including updated financial statements, where necessary. When such modifications are made to the offering terms, all proceeds must be returned to the investor upon the institution of the new offer. The only exception is if the modification is limited to an extension of the original date by which the minimum must be received and escrow broken beyond the latest extension contemplated in the original prospectus.

5. Please provide information on dilution as required under Item 506 of Regulation S-K or tell us where you have provided this information.

Prospectus Cover Page

6. Please limit your prospectus cover page to one page.

7. We specifically state that Griffin Financial will be acting as an underwriter.

Prospectus Summary, page 2

8. We note the discussion of your business strategies in the Summary. Please balance this disclosure with a discussion of the risks and obstacles you my encounter in implementing these strategies.

Shares Outstanding Immediately After the Offering, page 9

9. Please disclose how you will account for the shares issued to your mutual holding company.

Market for Common Stock, page 12

10. Please delete the statement that you expect that your common stock will be quoted on the Nasdaq Capital Market. You may state that you have applied for listing but it is not appropriate to assume you will be listed. Similarly, revise the statements on pages 24 and 33 that you are awaiting approval. Please also include a risk factor discussion addressing the possibility that you will not obtain listing on Nasdaq.

Risk Factors, page 13

General

11. We note your disclosure that to maintain a listing on the Nasdaq Capital Market there must be at least three market makers for your common stock. Please include a risk factor disclosing this market maker requirement, and the possible consequences, including delisting, if you fail to maintain this requirement.

Catastrophic or other significant natural or man-made losses may negatively affect our financial and operating results, page 13

12. You identify a sharp increase in losses in 2008 due to an "unusually high level of catastrophe losses." Please provide more detail of the increase in such activities that resulted in the significant increase in losses.

<u>A reduction in our A.M. Best rating could affect our ability to write new business or renew our existing business, page 13</u>

13. If you have recently experienced a reduction in your A.M Best rating, please disclose this information and any know reasons for the reduction. Additionally, disclose how often the ratings are reviewed.

<u>The geographic distribution of business exposes us to significant natural disasters…, page 15</u>

14. Please quantify the portion of your business that is concentrated in the southeastern United States.

<u>Our results of operations may be adversely affected by any loss of business from key producers, page 18</u>

15. If you have any producer that accounted for 10% or more of your direct premiums, please identify the producer.

<u>Our revenues may fluctuate with our investment results and changes in interest rates, page 19</u>

16. Please quantify your investment in mortgage backed securities, both as a dollar amount and as a percentage of your investments.

<u>We could be adversely affected by the loss of our existing management or key employees, page 22</u>

17. Please identify your key officers.

<u>If Penn Millers Insurance Company is not sufficiently profitable, our ability to pay dividends will be limited, page 26</u>

18. Please provide a brief description of the Pennsylvania Insurance Department's requirements that Penn Millers Insurance Company must meet before it can pay you dividends.

<u>Use of Proceeds, page 32</u>

19. Please quantify the amounts outstanding on your existing lines of credit and the amount of offering proceeds you expect to use for debt service. The amounts you expect to use for debt service should be disclosed assuming the minimum and maximum amount of proceeds.

<u>Possible conversion of Penn Millers Mutual Holding Company to Stock Form, page 33</u>

20. We note here and elsewhere in the prospectus that your parent company, Penn Millers Mutual Holding Company, could elect to conduct a "second-step conversion" from a mutual insurance form to a stock insurance form. Please explain the differences between

the two forms such that an investor can understand them, and the implications of such a conversion to the company and to shareholders.

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Condensed Balance Sheet, page 37

21. Please remove pro forma shareholders' equity per share since this measure is not contemplated in the preparation requirements of Article 11 of Regulation S-X or tell us your basis for this presentation.

Unaudited Pro Forma Condensed Statements of Operations, page 39

22. Please disclose historical and pro forma basic and diluted per share data based on continuing operation for each period presented as required by Rule 11-02(b)(7) of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Statements of Operations, page 40

23. You disclose in Note (4) that income from continuing operations per share of common stock is calculated by annualizing income for September 30, 2008 and 2007 from continuing operations. Please tell us your basis under GAAP for annualizing income for an interim period when calculating earning per share.

Critical Accounting Policies, page 47

24. It appears that accounting for employee benefit plans may be a critical accounting estimate. Consistent with Section V of FR-72, please include the following disclosures:
    a. Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
    b. Specifically address why your accounting estimates or assumptions bear the risk of change.
    c. Analyze, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
    d. Analyze the estimate or assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Loss and Loss Adjustment Expense Reserves, page 48

25. We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please revise your discussion here to provide following information for each material line of business:
    a. The amount of IBNR and case reserves.

       b. The specific method used to determine your reserves. Your discussion should identify the unique development characteristics of each material line of business.

       c. The range of actuarially determined estimate.

       d. The amount of adjustment made to the actuarially determined estimate.

       e. The key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses.

       f. Any changes and the reasons for the changes in key assumptions you made to estimate the reserve during the periods presented.

       g. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Investments, page 50

26. Please revise your MD&A disclosure to discuss the extent to which, and how, the information is obtained from the pricing services and used in developing the fair value measurements in the consolidated financial statements including:

       a. The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services;

       b. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

       c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

       d. The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

       e. Whether the broker quotes are binding or non-binding;

       f. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy; and

       g. How you determined that inactive market information is observable.

Results of Operations

Loss and Loss Adjustment Expenses, page 58

27. It appears that you have significantly revised your loss reserve for prior year claims. Please provide the following disclosure to explain the reasons for your changes in estimate for each period presented:

       a. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

      b. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Subsequent Events, page 70

28. It appears from your website that you have completed the sale of Eastern Insurance Group. Please revise this discussion to include the material terms of this transaction.

Effect of Offering on Our Future Financial Position and Results of Operations, page 70

29. It appears that the second sentence of this section should be comparing pro forma shareholders' equity upon completion of the offering with historical shareholders' equity. Please revise your disclosure to clarify.

Quantitative and Qualitative Information About Market Risk, page 73

30. It appears that your variable rate debt is subject to interest rate risk. Please provide the disclosures required by Item 305 of Regulation S-K or state that interest rate risk for variable rate debt is not material.

Loss and LAE Reserves, page 89

31. Provide a full discussion of the trends depicted in the loss development table as required by Industry Guide 6 including any significant reinsurance transactions or changes in reinsurance during the periods presented. Disclose the causes of significant redundancies and deficiencies disclosed in the table.

Investments, page 93

32. For those securities guaranteed by third party mono-line insurers please disclose the credit rating of the securities with and without the guarantee.

The Offering, page 105
The Valuation, page 112

33. Please state whether Curtis Financial's fee, or any portion of the fee, is contingent on the completion of the offering.

34. Please expand footnote (1) to the table on page 114 to clarify the definition of ROAA and ROAE and how the amounts are calculated.

Proposed Management Purchases, page 122

35. We note your disclosure that these directors and officers intend to purchase the amounts listed in the table provided. Please add disclosure here to clarify that the directors and

officers listed do not have agreements to purchase these amounts, are not obligated to purchase the number of shares listed here, and may choose to purchase different amounts than listed here, up to the 100,000 share maximum.

Management, page 129

Compensation Discussion and Analysis, page 137

36. On page 138 you have stated that none of the named executive officers are expected to meet their targets in order to earn a bonus. For each named executive officer, identify all targets are used to determine whether the executive will receive a bonus. If you are referring to the operating targets, then please revise to clarify and to the extent accurate, clarify that there were no individual targets or goals identified.

Supplemental Executive Retirement Plan, page 146

37. Please revise to clarify that the SERP plan is entirely funded by you without the need for the participant to contribute. Quantify the amount contributed for the year ended 2008.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(g) Premium Revenue, page F-13

38. You disclose that premiums are earned pro rata over the terms of the policies. Please clarify that the pro rata recognition of premiums is in proportion to the amount of insurance protection provided over the contract period. See paragraph 13 of SFAS 60.

(o) Goodwill, page F-15

39. Please expand your disclosure to discuss the nature of the other circumstances that indicated that the fair value of the EIG reporting unit was below its carrying amount.

(q) Recent Accounting Pronouncements, page F-16

40. Please tell us how your initial application of Staff Accounting Bulletin (SAB) No. 108 complies with Question 3 of the SAB.

(12) Liability for Losses and Loss Adjustment Expenses, page F-38

41. For each favorable or unfavorable development disclosed, please quantify the amount for each line of business and to the extent practicable separately quantify the factors contributing to the changes in estimate.

(18) Segment Information, page F-41

    42. Please revise your disclosure to provide revenue for each product or group of similar products as required by paragraph 37 of SFAS 131.

(20) Discontinued Operations, page F-43

    43. Please disclose the facts and circumstances leading to the (expected) disposal of EIG and PSTS and when you expect to sell EIG. Refer to paragraph 47 of SFAS 144.

Schedules to the Financial Statements, page II-5

    44. We note that KPMG's report on the financial statement schedules is included with their consent filed as Exhibit 23.1. Please have KPMP LLP place a separate report in front of the schedules or revise their report on page F-2 to indicate that the schedules are covered by their report.

Exhibits

    45. We note that you plan to file several exhibits with a future amendment. Please file the exhibits as soon as possible, as we will need time to review them prior to granting effectiveness of the registration statement.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kei Ino at 202-551-3659 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

Cc: Wesley R. Kelso
       John D. Talbot
       Stevens & Lee, P.C.
       620 Freedom Business Center, Suite 200
       King of Prussia, PA 19406